EXHIBIT 21.1

SUBSIDIARIES OF AQUANTIVE, INC.

AS OF MARCH 11, 2004

Subsidiary	State of Incorporation or Country in Which Subsidiary Organized
Merger Street, Inc.	Delaware
Atlas DMT LLC	New York
Avenue A LLC	New York
aQuantive Paymaster, LLC	New York
Drive Performance Media LLC	New York
Avenue A Ltd.	United Kingdom
Atlas DMT Ltd.	United Kingdom
NetConversions, Inc.	Washington
i-FRONTIER, Inc.	Pennsylvania
eonMedia, LLC	Colorado
Go Toast, LLC	Colorado